15045819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northland Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 South 7th Street, Suite 2000
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Nitzsche 612-851-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Randy Nitzsche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

KRISTINE MARIE GATES
Notary Public
State of Minnesota
My Commission Expires
January 31, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2014 and 2013

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

NORTHLAND SECURITIES, INC.

We have audited the accompanying statement of financial condition of Northland Securities, Inc. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that is appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Northland Securities, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 26, 2015

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Northland Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statement of Northland Securities, Inc. which comprises the statement of financial condition as of December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Northland Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 26, 2014

NORTHLAND SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and cash equivalents	$ 1,174,585	$ 1,148,751
Clearing deposit	250,000	250,000
Receivable from clearing organization	8,335,116	8,512,166
Securities inventory	8,459,404	7,094,701
Investment securities	557,535	498,658
Receivables, net of allowance	2,354,232	2,866,714
Property and equipment, at cost, less accumulated depreciation	973,471	1,349,100
Receivable from affiliates	861,605	57,843
Income taxes receivable	10,970	24,704
Deferred income taxes	134,800	128,350
Other assets	754,981	538,277
TOTAL ASSETS	$ 23,866,699	$ 22,469,264
LIABILITIES		
Accounts payable, trade	$ 263,829	$ 700,067
Capital lease liability	141,733	286,594
Accrued expenses	7,072,655	5,761,941
Payable to affiliates	-	14,800
Deferred income taxes	495,100	565,100
Income taxes payable	-	164,658
Securities sold, not yet purchased	2,396	19,799
TOTAL LIABILITIES	7,975,713	7,512,959
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares	1,020	1,020
Additional paid-in capital	14,668,008	14,668,008
TOTAL CAPITAL CONTRIBUTED	14,669,028	14,669,028
RETAINED EARNINGS	1,221,958	287,277
TOTAL STOCKHOLDER'S EQUITY	15,890,986	14,956,305
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 23,866,699	$ 22,469,264

See Notes to Financial Statements

NOTES TO THE FINANCIAL STATEMENTS

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies

Nature of business – Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. (Holdings). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Trust Services, Inc. (Trust), Northland Networks, Inc. and subsidiary (Networks) and Northland Directions, Inc. (Directions). These affiliated companies provide various financial services including consulting, commercial lending, placement agent, and paying agent services to institutional investors, businesses and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

Financial instruments with off-balance sheet risk:

Off-balance-sheet credit and market risk – In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Concentrations of credit risk – As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company.

(1) Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivable from clearing organization – Clearing firm receivable includes commissions on trades processed by the clearing firm, which are recorded on a trade date basis. These commissions receivable are paid to the Company as requested.

Receivables - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms which require payment within 30 to 90 days from the invoice date depending on the service provided. Past due accounts receivable with invoice dates over the days allowed for collection are not charged interest.

Payments of accounts receivable from customers are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable may be reduced by a valuation allowance that reflects management's best estimate of the balances that will not be collected. Management's estimate of valuation allowance, if any, are based on accounts receivable balances that exceed 60 days past due and an assessment of the current creditworthiness for these accounts. Management's allowance for doubtful accounts was zero and $20,000 for the years ended December 31, 2014 and 2013, respectively.

Securities inventory – Securities consist of bonds, stock and other investments. The Company classifies its investments as trading securities. Firm trading securities are bought and held principally as inventory for the purpose of resale in the near term. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in revenues from principal transactions.

Commission income and related expenses for security transactions are recognized on a trade date basis.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

Investment securities – Investments consist principally of equity securities (or equity equivalents in the case of warrants) in both private and publicly held companies. Equity securities are primarily obtained in addition to a cash fee from investment banking transactions. Equity positions in publicly held companies which are unrestricted (free to exercise in the case of warrants) are accounted for at fair value. Equity positions in publicly held companies which are restricted and not available to be exercised as of the financial statement date are accounted for at fair value and classified as restricted. Equity securities in privately held companies are classified as restricted investments and generally accounted for at cost or the most recent round of financing if less than cost, which management believes represents fair value. Changes in fair value, including realized and unrealized gains and losses are included in other income (expense).

Investment banking – Underwriting revenues and fees from advisory assignments are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement.

In the normal course of investment banking activities, the Company may receive securities, stock or warrants of the company, for which services have been performed. The Company recognizes revenue based on the estimated fair value of the securities received. In addition, certain employees are entitled to receive a portion of the securities received as compensation. The subsequent value of both the securities held and accrued compensation are adjusted to fair value and the changes in value are included in the Statement of Operations in the respective captions of other income (expense) and compensation expense. During 2014 and 2013, the Company recognized $685,000 and $248,000, respectively, of noncash investment banking fees and $338,000 and $50,000, respectively, of noncash compensation where securities were received.

Property and equipment – Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation and amortization – Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer software and equipment	3 to 5 years
Office furniture and fixtures	3 to 7 years
Leasehold improvements	the lesser of the lease term or 7 years

Impairment of long-lived assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment charges were recorded for the years ended December 31, 2014 or 2013.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

Revenue Recognition – Revenues from customer transactions are reported on a trade date basis.

Securities inventories are classified as trading securities. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in revenues from principal transactions.

Investment banking revenues include management fees earned from securities offerings in which the company acts as an underwriter or agent, fees earned from providing financial advisory services and securities, stock or warrants of companies, for which services have been performed. Underwriting revenues, fees from advisory services and related expenses are recorded when the services have been provided. The Company classifies securities, stock or warrants received for services as investment securities. Revenues and related expenses are recognized based on the estimated fair value of the securities, stock or warrants when received and subsequently adjusted to fair value with the changes in value included in other income (expense).

Other advisory and administrative fees are recorded as earned, with billed but not paid amounts included in receivables.

Income taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred taxes result principally from the difference in recognition of investment income and depreciation and amortization for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions that do not meet the "more likely than not" threshold, a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months; however any potential change is not expected to have a material effect on the results of operations or financial position of the Company. The Company does not believe it has any tax positions at December 31, 2014 that would not meet the "more likely than not" threshold for uncertain tax purposes.

(1) **Nature of business, financial instruments with off-balance sheet risk, and significant accounting policies (continued)**

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently issued pronouncements – In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-9, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-9"). ASU 2014-9 requires that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective January 1, 2017, with early adoption prohibited. The Company is in the process of assessing the impact of the adoption of ASU 2014-09 on its financial statements but it is not expected to have a significant impact.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Commitments and contingencies – In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

The Company also enters into underwriting commitments in the normal course of business. Transactions relating to any such underwriting commitments, that were open at December 31, 2014 and have subsequently settled, had no material effect on the statement of financial condition.

Reclassifications – Certain items in the 2013 statement of cash flows have been reclassified to conform with the 2014 presentation.

Subsequent events policy – Subsequent events have been evaluated through February 26, 2015, which is the date the financial statements were issued.

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(2) Receivable from clearing organization

Amounts receivable from the Company's clearing firm consist of the following:

	December 31, 2014	December 31, 2013
Clearing deposits	$ 250,000	$ 250,000
Commissions receivable	8,335,000	8,512,000
	$ 8,585,000	$ 8,762,000

(3) Securities inventory and securities sold, not yet purchased

The following is a summary of the fair value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2014 and 2013.

December 31, 2014	Securities Available For Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 871,000	$ -
Municipal bonds	7,366,000	-
Corporate debt securities	222,000	2,000
Total	$ 8,459,000	$ 2,000

December 31, 2013	Securities Available For Sale	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 86,000	$ -
Municipal bonds	6,946,000	-
Corporate debt securities	63,000	20,000
Total	$ 7,095,000	$ 20,000

(4) Property and equipment

The aggregate depreciation and amortization expense was $573,000 and $572,000 for the years ended December 31, 2014 and 2013, respectively. Depreciation of assets under capital lease arrangements is included with depreciation on owned assets.

The following is a summary of property and equipment:

	December 31, 2014	December 31, 2013
Cost of owned property and equipment:		
Computer software and equipment	$ 1,203,000	$ 1,168,000
Furniture and fixtures	760,000	711,000
Leasehold improvements	267,000	259,000
	2,230,000	2,138,000
Less accumulated depreciation	1,435,000	1,127,000
Net owned property and equipment	795,000	1,011,000
Cost property and equipment under capital lease:		
Computer software and equipment	202,000	202,000
Leasehold improvements	894,000	894,000
	1,096,000	1,096,000
Less accumulated depreciation	918,000	758,000
Net property and equipment under capital lease	178,000	338,000
Total property and equipment	$ 973,000	$ 1,349,000

(5) Capital lease

The Company had capital lease obligations as of December 31, 2014 and 2013 for the purchase of property and equipment.

	December 31, 2014	December 31, 2013
Capital lease (secured by related assets) expiring on January 31, 2016, payable in aggregate monthly installments of $10,900, including interest of 0%.	$ 142,000	$ 273,000
Capital lease (secured by related asset) expiring on April 1, 2014, payable in aggregate monthly installments of approximately $3,800, including interest of 4.6%.	-	14,000
Total capital leases	$ 142,000	$ 287,000

(5) Capital lease (continued)

Future minimum lease payments under the capital leases are as follows:

Years ending December 31,	Amounts
2015	$ 131,000
2016	11,000
Total minimum lease payments	142,000
Less amount representing interest	-
Present value of net minimum lease payments	$ 142,000

(6) Investment securities

Cost, fair value and aggregate unrealized gains and losses for investment securities at December 31, 2014 and 2013 are summarized below:

	Fair Value	Cost	Unrealized Gains	Unrealized Losses
December 31, 2014				
Equities - unrestricted	$ 178,000	$ 1,352,000	$ -	$ 1,174,000
Equities - restricted, public	308,000	363,000	-	55,000
Equities - restricted, private	72,000	66,000	6,000	-
Total	$ 558,000	$ 1,781,000	$ 6,000	$ 1,229,000
December 31, 2013				
Equities - unrestricted	$ 88,000	$ 724,000	$ -	$ 636,000
Equities - restricted, public	138,000	148,000	-	10,000
Equities - restricted, private	273,000	309,000	-	36,000
Total	$ 499,000	$ 1,181,000	$ -	$ 682,000

(7) Fair value measurements

Fair value measurement definition and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily available quoted prices from an orderly market generally will have a higher degree of market price observability and require a lesser degree of judgment used in measuring fair value.

ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value. The guidance requires the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's perspective on the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy consists of three levels as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date (most observable). Valuation adjustments and block discounts are not applied to Level 1 measurements.

Level 2 – observable inputs other than quoted prices for identical assets included within Level 1 (i.e. price quotes for similar assets).

Level 3 – unobservable inputs for the asset or liability to be used in pricing models (i.e. Black-Scholes) or matrix pricing.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

(7) **Fair value measurements (continued)**

Fair values of assets and liabilities measured on a recurring basis at December 31, 2014 and 2013 are as follows:

December 31, 2014	**Fair Value**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Securities owned:				
Corporate equity securities	$ 871,000	$ 871,000	$ -	$ -
Municipal bonds	7,366,000	-	7,366,000	-
Corporate debt securities	222,000	-	222,000	-
Investment securities	558,000	38,000	-	520,000
Total assets	$ 9,017,000	$ 909,000	$ 7,588,000	$ 520,000
Securities sold, not yet purchased:				
Corporate debt securities	$ 2,000	$ -	$ 2,000	$ -
Total liabilities	$ 2,000	$ -	$ 2,000	$ -
December 31, 2013				
Securities owned:				
Corporate equity securities	$ 86,000	$ 86,000	$ -	$ -
Municipal bonds	6,946,000	-	6,946,000	-
Corporate debt securities	63,000	-	63,000	-
Investment securities	499,000	28,000	-	471,000
Total assets	$ 7,594,000	$ 114,000	$ 7,009,000	$ 471,000
Securities sold, not yet purchased:				
Corporate equity securities	$ 20,000	$ -	$ 20,000	$ -
Total liabilities	$ 20,000	$ -	$ 20,000	$ -

(7) Fair value measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 from those used in 2013.

Corporate equity securities – valued at the closing price reported in the active market the individual security is traded.

Government securities – valued at the closing price reported in the market the individual security is traded.

Municipal bonds and corporate debt securities – valued at the closing price reported in the market the individual or similar bond/security is traded. When quoted prices are not available for identical or similar bonds/securities, it is valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar investments, but includes adjustments for certain risks that may not be observable, such as credit or liquidity risks.

Investment Securities – valued at either the closing price reported in the active market the individual security is traded or using Black-Scholes pricing model, which includes unobservable inputs as discussed below.

The following table presents a reconciliation of assets and liabilities measured on a recurring basis, using significant unobservable inputs. There were realized gains of $36,000 and zero for the years ended December 31, 2014 and 2013, respectively.

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
	December 31,	
	2014	2013
Beginning Balance	$ 471,000	$ 546,000
Total gains or losses (unrealized/realized)		
Included in earnings	(517,000)	(283,000)
Acquired	813,000	248,000
Settlements	(190,000)	-
Transfers in and/or out of Level 3	(57,000)	(40,000)
Ending balance	$ 520,000	$ 471,000
Change in unrealized gains or losses for the period included in earnings for assets held at the end of reporting date	(553,000)	(283,000)
	$ (553,000)	$ (283,000)

For the year ended December 31, 2014, transfers from level 3 into level 1 included $57,000 of publicly traded stock based on expiration of lock-up restrictions. All transfers are assumed to occur at the beginning of the reporting period.

(7) Fair value measurements (continued)

The assets and liabilities measured using unobservable inputs are predominantly warrants of public companies not traded on the open market received as additional revenue for investment banking services performed. The Company uses the Black-Scholes Option Pricing Model for valuation purposes, which uses a risk-free rate of return, volatility of the underlying security and the expected terms of the warrants as significant inputs, among other factors. An additional discount is taken on restricted investment securities until the restriction period expires. At December 31, 2014 the range of estimated warrant terms ranged from 0.50 to 8.75 years, risk free rates ranged from 0.25% to 2.12% and the volatility rate ranged from 1% to 203%. At December 31, 2013 the estimated ranges for warrant terms, risk free rate and volatility was 0.25 to 5.01 years, 0.13% to 1.75% and 50% to 88%, respectively. Weighted averages are shown below.

	December 31,	
	2014	2013
Estimated term	4.3	3.9
Risk-free interest rate	1.4	1.6
Volatility rate	107.1	81.3

(8) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	2014	2013
Current income taxes		
Federal income taxes	$ 903,000	$ 564,000
State and local income taxes	375,000	208,000
Total current income tax expense	1,278,000	772,000
Deferred income taxes		
Deferred tax asset	(6,000)	71,000
Deferred tax liability	(70,000)	(51,000)
Total deferred income tax (benefit) expense	(76,000)	20,000
Total income tax (benefit) expense	$ 1,202,000	$ 792,000
Deferred tax asset	$ 135,000	$ 128,000
Deferred tax liability	(495,000)	(565,000)
Net deferred taxes	$ (360,000)	$ (437,000)

The Company files a consolidated tax return with Holdings, Networks, Directions and Trust. The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group. Any taxes currently payable would be due to Holdings. The Company reimbursed Holdings $1,420,000 and zero during the years ending December 31, 2014 and 2013, respectively, for its share of taxes payable.

(8) Income tax expense (continued)

Unrecognized tax benefits are the differences between a tax position taken, or expected to be taken in a tax return, and the benefit recognized for accounting purposes pursuant to accounting guidance.

The total amount of unrecognized tax benefits, if recognized, would affect the effective tax rate by zero for both December 31, 2014 and 2013. Currently, the Company does not expect the liability for unrecognized tax benefits to change significantly in the next twelve months. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense. As of December 31, 2014, there is no gross balance accrued related to the unrecognized tax benefits balance, interest and penalties.

Holdings files tax returns, including returns for its subsidiaries, in the United States (U.S.) federal jurisdiction and in various state jurisdictions. In addition, the Company files separate state tax returns in those jurisdictions where it is required to do so. Uncertain tax positions are related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years after the date of filing, including extensions.

(9) Commitments

The Company conducts its operations in leased facilities. The leases have varying terms expiring through February 2018. The lease agreements provide for monthly rental payments ranging between $3,000 and $42,000, plus a proportionate share of the building's operating expenses. Rent expensed under these arrangements was $1,352,000 and $1,151,000 for the years ended December 31, 2014 and 2013, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through April 2017. Aggregate payments under these leases amount to $8,000 per month. Rent expensed under these arrangements was $95,000 for both the years ended December 31, 2014 and 2013.

Future minimum lease payments which must be made under non-cancellable lease agreements are:

Years Ending December 31,	Amounts
2015	$ 1,176,000
2016	1,174,000
2017	815,000
2018	100,000
2019 and thereafter	-
Total minimum lease payments	$ 3,265,000

(10) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(11) Related party transaction

Networks, Trust and Directions are affiliates of the Company through common ownership by Holdings. The Company received a management fee totaling $60,000 from Networks in both years ending December 31, 2014 and 2013. In addition, the Company handles the payment of all salaries for the related companies. The affiliates reimburse the Company for the direct compensation and other direct costs as incurred.

The Company has the following receivables from its affiliates at year end:

	December 31, 2014	December 31, 2013
Networks	$ 346,000	$ 42,000
Trust	6,000	16,000
Holdings	510,000	-
	$ 862,000	$ 58,000

The Company has the following payables to its affiliates at year end:

	December 31, 2014	December 31, 2013
Holdings	$ -	$ 15,000
	$ -	$ 15,000

The Company makes advances and loans to various employees during the year. The total amount due from employees at December 31, 2014 and 2013 was $1,061,000 and $912,000 respectively and is included in the statement of financial position under the caption "Receivables". Employee advances are reported net of management allowance for amounts estimated as either not collectible or forgivable based on the terms of the advance.

(12) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $9,991,000 and $532,000, respectively. The Company's net capital ratio was 0.80 to 1.

(13) Employee benefit plan

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan the first of the month following thirty days of employment. The Company has not provided a matching contribution through 2014.

(14) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended December 31,	
	2014	2013
Cash received: interest	$ 298,000	$ 447,000
Cash received: taxes	$ 3,000	$ 25,000
Cash received: related party for taxes	$ -	$ 99,000
Cash paid: interest	$ 26,000	$ 42,000
Cash paid: taxes	$ 10,000	$ -
Cash paid: related party for taxes	$ 1,420,000	$ -

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Northland Securities, Inc.
45 South 7th Street, Suite 200
Minneapolis, MN 55402

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Northland Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC solely to assist you and the other specified parties in evaluating Northland Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Northland Securities Inc.'s management is responsible for the Northland Securities Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2104, with the amounts reported in Form SIPC-7 for the year ended December 31, 2104 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Minneapolis, MN
February 26, 2015

NORTHLAND SECURITIES, INC.

SCHEDULE OF SECURITIES PAYMENTS AS INVESTOR PROTECTION CORPORATION

The Period January 1, 2014 to December 31, 2014

Schedule of Assessment Payments

	Date Paid	Amount		
General assessment			$	106,303
Less payments made:				
	7/31/2014	$ 56,871		(56,871)
	2/26/2015	$ 49,432		(49,432)
Interest on late payment(s)				-
Total assessment balance and interest due			$	-

NORTHLAND SECURITIES, INC.

SCHEDULE OF SECURITIES PAYMENTS AS INVESTOR PROTECTION CORPORATION

The Period January 1, 2014 to December 31, 2014

Schedule of SIPIC Assessment Revenues

Revenues		45,278,973
Additions		736,502
Deductions		(3,494,194)
SIPC net operating revenues	$	42,521,281
General assessment @ .0025	$	106,303

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2628********************MIXED AADC 220
048994 FINRA DEC
NORTHLAND SECURITIES INC
45 S 7TH ST 20TH FL
MINNEAPOLIS MN 55402-1614

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tim Duffy (612)851-4915

2. A. General Assessment (item 2e from page 2)		$ 106,303
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/31/14 Date Paid		(56,871)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		49,432
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 49,432
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 49,432	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Northland Securities, Inc.
(Name of Corporation, Partnership or other organization)

Timothy S. Duffy
(Authorized Signature)

Dated the 26th day of February, 20 15.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 45,278,973
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	736,502
Total additions	736,502
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,397,675
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	957,967
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	52,674
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Affiliate management fees (Deductions in excess of $100,000 require documentation)	60,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 25,878	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 8864	
Enter the greater of line (i) or (ii)	25,878
Total deductions	3,494,194
2d. SIPC Net Operating Revenues	$ 42,521,281
2e. General Assessment @ .0025	$ 106,303 (to page 1, line 2.A.)